SECURITIES AND EXCHANGE COMMISSION

WASHINGTON, D.C. 20549

FORM 6-K

REPORT OF FOREIGN PRIVATE ISSUER

Pursuant to Rule 13a-16 or 15d-16 of

the Securities Exchange Act of 1934

10 April, 2008

PROTHERICS PLC

(Translation of Registrant’s Name Into English)

The Heath Business & Technical Park
Runcorn, Cheshire, W47 4QF England

(Address of Principal Executive Offices)

Indicate by check mark whether the registrant files or will file annual reports under cover of Form 20-F or Form 40-F.

Form 20-F      X              Form 40-F

Indicate by check mark if the registrant is submitting the Form 6-K in paper as permitted by Regulation S-T Rule 101(b)(1):

Indicate by check mark if the registrant is submitting the Form 6-K in paper as permitted by Regulation S-T Rule 191(b)(7):

Indicate by check mark whether the registrant by furnishing the information contained in this form is also thereby furnishing the information to the Commission pursuant to Rule 12g3-2(b) under the Securities Exchange Act of 1934.

Yes                    No         X

If “Yes” is marked, indicate below the file number assigned to the registrant in connection with Rule 12g3-2(b): 82-             .

The Registrant is furnishing a copy of its announcements as reported to the Company Announcements Office of the London Stock Exchange.

Protherics PLC

6 monthly Block Listing Return

Approved Share Option Scheme

London, UK; Brentwood, TN; 10 April 2008 – Protherics PLC (“Protherics” or the “Company”), the international biopharmaceutical company focused on critical care and cancer, in accordance with Listing Rule 3.5.6, notifies the following details in respect of the block listing for its Approved Share Option Scheme:

Name of applicant:		Protherics PLC
Name of scheme:		Protherics PLC Approved Executive Share Option Scheme
Period of return:	From:	9 October 2007	To:	8 April 2008
Balance under scheme from previous return:		300,302
Plus: The amount by which the block scheme has been increased, if the scheme has been increased since the date of the last return:		Nil
Less: Number of securities issued/allotted under scheme during period:		5,464
Equals: Balance under scheme not yet issued/allotted at end of period		294,838
Number and class of securities originally listed and the date of admission		387,712 Ordinary Shares (date of admission: 8 April 2005)

Name of contact:	Julie Vickers
Telephone number of contact:	+44 (0) 1928 518010

| Ends |

For further information please contact:

Protherics
Nick Staples, Director of Corporate Affairs	+44 (0) 7919 480510
Julie Vickers, Company Secretary	+44 (0)1928 518010

Financial Dynamics – press enquiries
London: Ben Atwell, Lara Mott	+44 (0) 20 7831 3113
New York: John Capodanno, Jonathan Birt	+1 212 850 5600

Or visit www.protherics.com

END

SIGNATURES

Pursuant to the requirements of the Securities Exchange Act of 1934, the registrant has duly caused this report to be signed on its behalf by the undersigned, thereunto duly authorized.

PROTHERICS PLC

Date:10 April, 2008	By:	/s/ Rolf Soderstrom
Rolf Soderstrom
Finance Director